SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 42)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No. 42 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(115)  Employee Update and Press Release issued on October 15, 1996.
(a)(116)  Letter sent to a KCPL shareholder.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 15, 1996                    By   /s/ JERRY D. COURINGTON

                                           Jerry D. Courington,
                                           Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(115)            Employee Update and Press Release            1
                    issued on October 15, 1996.
(a)(116)            Letter sent to a KCPL shareholder.           1

                                                    Exhibit No. (a)(115)

The following employee update and press release was issued on October 15, 1996:

                     KCPL SHAREOWNERS SAY KCPL MANAGEMENT, BOARD
                     SHOULD TALK TO WESTERN RESOURCES

        TOPEKA, Kansas, October 15, 1996 -- An overwhelming majority of Kansas City Power & Light shareowners say it is time for KCPL executive management and its board to listen to Western Resources' merger offer.
        In a nationwide survey of more than 500 KCPL shareowners, 68 percent of the shareowners recommended that the KCPL board sit down and talk face-to-face with Western Resources. To date, KCPL executives and its board have refused to discuss a proposed merger with Western Resources.
        "As evidenced by the strong shareowner vote against the UtiliCorp proposal, the KCPL shareowners are ready to move on to the next step. We are hopeful this level of strong support by KCPL shareowners for a Western Resources merger will be reflected in the decision of KCPL executive management and its board. We will continue our exchange offer, but we believe there are benefits for everyone if this matter can be concluded promptly and on a friendly basis," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer.
        KCPL shareowners were interviewed by telephone by Fleishman-Hillard Opinion Research, on behalf of Western Resources, from September 27 to September 30, 1996. Sampling error is plus or minus five percentage points.

        Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of almost $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.

        For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

        This news release/employee update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL.
     Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.



                                             Exhibit No. (a)(116)

The following letter was sent to a KCPL shareholder:

John E. Hayes. Jr.
Chairman of the Board and
Chief Executive Officer

October 15, 1996

Addressee

Dear Addressee,

    Thank you for your recent letter concerning our offer to merge with KCPL.

    I recognize that you have received volumes of materials over the last few months and I appreciate your understanding and patience as we have gone through this process.

    As you undoubtedly are aware, we strongly believe the merger of our two companies will be of great benefit to shareowners, customers and employees of both companies. As you may have seen in some recent materials we forwarded to you, it is now time to bring this merger to a conclusion. We hope you will tender your shares so that we can now move forward. The fact that you returned your previous mailings to me indicates that you are ready to move this to a conclusion, as well. Once you tender your shares, our goal is to keep communication to you to a minimum. You will still receive the information that you want to know about the Western Resources/KCPL combination, but we will significantly limit the mail you receive from us barring a sudden need to get in touch with you concerning this very important matter.

    Once again, I appreciate your taking time to write to me and hope that you will maximize the value of your stock by tendering your shares. Thank you very much for your consideration.

                             Sincerely,

                             /s/ John E. Hayes, Jr.

This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.